

February 8, 2012

<u>Via E-mail</u>
Dempsey K. Mork
Chief Executive Officer
China Holdings Group, Inc.
73726 Alessandro Drive, Suite 103
Palm Desert, CA 92260

> **Re: China Holdings Group, Inc.**
> **Form 10-Q for the Nine Months Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 000-25997**

Dear Mr. Mork:

We issued a comment letter to you on the above captioned filing on December 15, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 22, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 22, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

Please contact Raquel Howard at (202) 551-3291 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining